EXHIBIT 99.1

                                 [RETALIX LOGO]

                                  NEWS RELEASE


For media information            For investor information
Neil McGlone                     Allan E. Jordan
Michael A. Burns & Associates    The Global Consulting Group
+1-214-521-8596                  +1-646-284-9400
nmcglone@mbapr.com               ajordan@hfgcg.com

Motti Gadish
Retalix Ltd.
+972-9-776-6677
Motti.Gadish @retalix.com


                     Supersol Selects Retalix StoreLine.net
                    as its Next-Generation In-Store Solution

               Israel's largest grocery retailer launches roll out
                of the Retalix StoreLine thin store configuration

     Ra'anana, Israel, January 14, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions to food retailers and distributors, announced today that Supersol, Israel's largest grocery retailer, selected Retalix StoreLine.net(TM) as its next-generation in-store software solution.

     Retalix StoreLine.net is a thin-client point-of-sale (POS) and front-office application suite built on Microsoft .NET Framework-based technologies. With Retalix StoreLine.net, all POS workstations are connected on-line, enabling real-time retrieval of item and promotions data during the checkout process, as well as real-time upload of sales and inventory data into the headquarters server.

     Eliminating the need to distribute and maintain items, prices, promotions and software updates on all workstations allows Supersol to secure a minimal footprint at the POS, which helps the chain reduce maintenance and hardware costs, increase efficiency and streamline operations. With the Retalix solution, Supersol will achieve immediate visibility of its store-level sales, thus supporting a more efficient inventory control and supply chain management.

     The thin store configuration of Retalix StoreLine also includes on-line management of the store front-office through a centralized server at the chain headquarters, with rich functionality such as POS set-up, cash management, price approval, tag printing, reporting and electronic sales journal.

     The modern architecture of Retalix StoreLine.net allows for on-line connectivity to multiple external systems, such as Supersol's loyalty management system. Supersol will use this technology to expand its sales activity to a series of new online financial and leisure-related services.

     During the initial deployment of Retalix StoreLine.net in three Supersol supermarkets, the retailer reported a smoother check-out process for customers and shorter training for cashiers. Following the successful pilot, Supersol is currently accelerating the rollout into all its 226 stores. Retalix StoreLine.net will be available as a migration path to existing Retalix StoreLine users in the next years.

     "Since 1987, Retalix solutions have helped Supersol grow and become Israel's leading retail chain, and Retalix StoreLine.net brings us to even greater heights of customer service and agility," said Effie Rosenhaus, chief executive officer of Supersol. "Our market leadership is built on offering innovation and reliability to our customers. The new store solution from Retalix reduces the transaction time and enables us to offer innovative on-line services at the point of sale."

     "Supersol has always been a pioneer in implementing advanced information technology to improve operational performance and customer service," said Barry Shaked, president and CEO of Retalix. "We are committed to provide cutting-edge technology to our customers, and our ongoing partnership with Israel's leading grocery chain is an example of how companies can leverage Retalix technology to achieve strategic goals and maintain competitive advantages."

     This successful deployment is also the result of the close collaboration of Retalix with leading technology partners such as Intel and Microsoft.

     "Retalix's .NET-connected solution can help Supersol reduce costs, improve operations and provide customers with a higher level of service, all extremely critical in the retail industry," said Dilip Popat, managing director for Microsoft's EMEA Retail Industry Unit. "By taking advantage of the integration capabilities of Microsoft .NET, Retalix's solution more easily drives the flow of data within the store, providing Supersol's employees with the right information at the right time for improved decision making and a personalized customer experience."

     Retalix and Intel(R) have optimized the Retalix StoreLine.net application for the dual-core Intel(R) Xeon(R) Processor 5100 Series. By fully utilizing Intel's multi-core architectures, Supersol will enjoy boosted overall system performance and responsiveness.

     "                         [GRAPHIC OMITTED][GRAPHIC OMITTED]


                                      # # #


    "We are very pleased that Supersol chose the Retalix StoreLine.net solutions optimized for our leading dual-core Intel(R) Xeon(R) Processor
5100 Series", said Stephane Negre, director of Intel's Global Software Relation Group EMEA. "By collaborating together with Retalix, we provide retailers with solutions that are flexible, scalable, and powerful and energy efficient to answer their needs."



     About Supersol

     Supersol is Israel's largest retail chain, operating 226 supermarket and hypermarket stores throughout the coutnry. The chain's annual turnover is over $2.2 billion. Following the acquisition of Clubmarket, Supersol's market share is 40% of the large chain store market.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 42,000 sites installed across 51 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com

     Retalix, Retalix StoreLine and Retalix StoreOffice are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.